Exhibit 99.1

Akari Therapeutics Announces Appointment of David Horn Solomon as CEO

NEW YORK and LONDON, August 21, 2017 – Akari Therapeutics (NASDAQ:AKTX, is pleased to announce that Dr David Horn Solomon will be appointed as the company’s new chief executive officer (CEO), effective August 28, 2017.

“I am very pleased that David will be joining Akari and that we have been successful in attracting a person of his calibre, with over 20 years of leadership experience in the biotechnology industry,” said Ray Prudo, M.D., Executive Chairman of Akari. “David has a strong track record of leading Phase 2-stage companies like Akari. most notably, at Zealand Pharma where he led the development of lixisenatide, which is now commercialized by Sanofi.”

Akari is focused on the development and commercialization of treatments for a range of rare and orphan autoimmune and inflammatory diseases caused by the dysregulation of complement C5 and/or leukotriene B4 (LTB4).

“I am excited by Akari’s growing and diversified discovery platform and its clinical programs in the complement mediated diseases, PNH (paroxysmal nocturnal hemoglobinuria) and aHUS (atypical hemolytic uremic syndrome),” said Solomon. “I believe Akari’s lead compound, Coversin, with its dual binding sites also has potential in a wide range of other diseases where both the complement and leukotriene pathways are implicated including atopic keratoconjunctivitis in the eye and bullous pemphigoid in the skin”.

“Akari is building momentum in its research programs and this is a hugely exciting time to join and help advance its products,” added Solomon who will be based at Akari’s corporate headquarters in New York City.

About David Horn Solomon

Dr David Horn Solomon was the CEO of Zealand Pharma A/S (NASDAQ:ZEAL) from 2008 to 2015. Under David’s leadership the company went public on NASDAQ OMX in Copenhagen and its lead product, Adlixin®, a GLP-1 receptor agonist for the treatment of type II diabetes, was approved in the US and globally and is now marketed by Sanofi as a monotherapy and in combination with Lantus as Soliqua®. David was also the CEO of Bionor Pharma ASA (OSL:BIONOR) and until his appointment at Akari was the Managing Partner of Sund Capital, a Nordic healthcare investment fund. Dr Solomon studied at Weil Cornell Medicine of Cornell University and its Graduate School of Medical Science where he received his Ph.D.

About Akari Therapeutics Plc

Akari is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari’s lead drug candidate Coversin is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari intends to evaluate Coversin in two conditions, the skin and eye diseases bullous pemphigoid and atopic keratoconjunctivitis, where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; our inability to obtain additional capital on acceptable terms, or at all; unexpected cost increases and pricing pressures; uncertainties of cash flows and inability to meet working capital needs; and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed on March 31, 2017. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

The Trout Group

Tricia Truehart

ttruehart@troutgroup.com

+1 646 378 2953

Media Contact:

Mary-Jane Elliott / Sukaina Virji

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com